EXHIBIT 21

NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES

Subsidiaries of Registrant

North Pittsburgh Telephone Company, Penn Telecom, Inc. and Pinnatech, Inc. are wholly-owned subsidiaries of the Registrant. The wholly-owned subsidiaries of the Registrant are incorporated in the Commonwealth of Pennsylvania. In addition, Penn Telecom, Inc. owns 49.5% of Boulevard Communications, L.L.P. (Boulevard). The Registrant owns 50% of the voting capital stock of Multi, Inc., which in turn owns 1.0% of Boulevard. Neither Boulevard nor Multi, Inc. is considered a significant subsidiary. Penn Telecom, Inc.’s ownership of Boulevard and the Registrant’s ownership of Multi, Inc. are accounted for using the equity method.